

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 18, 2008

Marshall T. Reynolds
Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

Re: Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-32998

Dear Mr. Reynolds:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please disclose whether the board made any determination that all of the terms (not limited to the fair market value requirement) of the acquisitions and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2006 relating to the initial public offering for the Energy Service securities. In this regard, we note your disclosure in the purchase price discussions that the board reviewed the general terms of each transaction with representatives of the investment banking firm that led the company's initial public offering.

2.   We note the reference on page 90 to an appraisal of the fixed assets of C.J. Hughes. Information about any appraisals that are materially related to the transactions and referred to in the proxy statement is required to be disclosed in the proxy statement. See Item 14(b)(6) of Schedule 14A. Please provide additional disclosure and provide us a copy of the appraisal.

Summary of the Material Terms of the Acquisitions, page 1

3.   Please disclose:

   - the aggregate cost of both transactions;
   - the allocations of the purchase price for each transaction to the net assets of each company, including the pro forma amount of goodwill for each transaction;
   - the percentage of goodwill comprising your total assets as a result of the transactions (assuming no redemption and maximum redemption); and
   - the transaction costs for both mergers.

4.   Please describe and quantify each of the pro forma amounts due in cash and notes payable to the ST Pipeline shareholders as a result of their earnings distributions and discuss the effect on the purchase price. We note the statement in the financial advisor's opinion that any notes due to these shareholders could be considered additional consideration.

5.   Throughout the filing, you alternatively use the price of $19 million and $19.2 million as the cash to be paid for ST Pipeline. The fairness opinion refers to a cash payment of $19.4 million. Please reconcile or clarify this disclosure.

What happens if the acquisitions are not completed? . . . page 8

6.   Since you did not complete a business acquisition by March 6, 2008, please update the information here and elsewhere in the proxy statement to clarify, if true, that if these acquisitions are not completed by September 6, 2008, you will adopt a plan of dissolution.

Summary of the Proxy Statement, page 11

7.   Under a separate caption in this section, please quantify the percentage ownership of the company's shares held by the unaffiliated shareholders before and after the C.J. Hughes acquisition and describe the dilutive effects.

Interests of Energy Services' Directors and Officers in the Acquisitions, page 16

8.   Please quantify the value of the Energy Services shares to be received by the affiliates in connection with the C.J. Hughes acquisition. Also disclose whether these affiliates will receive any other payments or distributions from C.J. Hughes in connection with the transaction. For example, provide disclosure if the $6 million note to Marshall T. Reynolds will be repaid from the proceeds of the purchase price.

Selected Unaudited Pro Forma Financial Information, page 21

9.   Please disclose historical and pro forma book value per share as required by Item 14(7)(b)(10)(i) of Schedule 14A.

Risk Factors, page 24

10.   Please consider adding the following risk factors:

- The negotiations relating to the C.J. Hughes acquisition may not have been at arms-length because of the conflicts of interests resulting from the common shareholders, directors and officers of Energy Services and C.J. Hughes.
- The company will have significant goodwill as a percentage of total assets, including $30 million related to C.J. Hughes, a related party of your affiliates. Also address any impairment risks related to the goodwill.

Proposal II – Approval of the C.J. Hughes Acquisition, page 54

Background of the C.J. Hughes Acquisition, page 55

11.   Please include disclosure that addresses the timing and circumstances of Legacy Capital Fund, Inc.'s engagement as financial advisor.

12.   Please discuss the substance and timing of all material offers and counteroffers relating to C.J. Hughes during the course of the merger negotiations.

13.   Describe any material agreement, arrangement or understanding, whether written or oral, between Energy Services or any of its affiliates and C.J. Hughes or its any of its affiliates. For example, disclose the discussions and negotiations relating to the continued management role of Messrs. Reynolds, Scaggs and Burns at C.J. Hughes and Energy Services.

14.   Please discuss the roles of Messrs. Reynolds, Scaggs and Burns in negotiating the terms of the transaction and related agreements on behalf of the company, in view of their affiliation with C.J. Hughes.

<u>Interests of Energy Services Directors and Officers . . . , page 71</u>

15.   Please also quantify the benefits that executive officers and directors will receive as a result of the transactions on an individual basis in tabular form.

<u>Fairness Opinion of Legacy Capital Fund, Inc., page 73</u>

16.   Supplementally provide us with all materials, including the board book, provided by the financial advisor to Energy Services. We may have additional comments following our review of these documents.

17.   Please describe any material assumptions made by the financial advisor in its calculations. We note, for example, that ST Pipeline's operating results for 2007 were excluded from the analyses because they were not considered to be representative of the its ongoing operating performance.

18.   Please clarify whether the calculations made by the financial advisor considered the cash distributions made or to be made to the ST Pipeline shareholders as a result of the transaction.

<u>Valuation Overview, page 78</u>

19.   Please reconcile the value ranges in this section with the ranges described in the sections describing the valuation approaches in greater detail. For example, using the comparable transaction method you reflect an aggregate enterprise value of $101.6 million and $101.2 million (for the subset) on page 78, yet on page 79 you reflect a value of $101.1 million.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements, page 81</u>
<u>Note 2 – Purchase Price and Preliminary Purchase Price Allocation, page 89</u>

20.   We note that your preliminary purchase price allocations do not include any identifiable intangible assets other than goodwill. For each acquisition, please provide comprehensive explanations and disclosures regarding the current status and expected timing of your purchase price allocations. Please specifically address what consideration you are giving to identifying and separately recognizing intangible assets in accordance with paragraph 39 of SFAS 141.

21.   If it is reasonably possible that the final purchase price allocations will have a material impact on the pro forma financial statements, please quantify and discuss the range of possible results.

22.   For each acquisition, please disclose and discuss the **specific** factors that contribute to a purchase price that will result in significant goodwill. See paragraph 51(a) of SFAS 141. For each acquisition, please specifically address the determination of the purchase price, particularly in light of the following:
- For ST Pipeline, please address if and how the historical impact of the recently completed $92 million contract, the minimal current backlog, and the anticipated dividend to the current owners were considered in determining the purchase price.
- For C.J. Hughes, please address if and how the historical impact and purchase price of Nitro Electric, the assumption of debt, and the anticipated dividend to the current owners were considered in determining the purchase price. In regard to Nitro Electric, we note that it was acquired during May 2007 for approximately $2.7 million and that it accounted for approximately 48% and 50% of C.J. Hughes revenues and net income during 2007.

23.   Please explain the nature of any contingencies related to the $3 million deferred payment to the current owners of ST Pipeline here and in the forepart of the filing. If the payment is contingent on future employment, please explain to us how and why you believe it is appropriate to include in the purchase price.

24.   Please explain if or how the number of shares to be distributed to the current owners of C.J. Hughes will be determined and, if applicable, limited here and in the forepart of the filing. In this regard, we note that the shares are required to represent 40% of the total value.

Note 3 – Pro Forma Balance Sheet Entries, page 90

25.   Please revise your pro forma balance sheets to separately present each adjustment so that it can be easily reconciled with the related note.

26.   Please ensure that each note is consistently referenced to the appropriate balance sheet line item.

27.   It is not clear to us why the fair value adjustment for ST Pipeline's fixed assets does not include a related deferred tax liability but the adjustment for C.J. Hughes does. Please clarify or revise.

Note 4 – Pro Forma Income Statement Entries, page 91

28.   Please revise each note to fully explain, using quantified disclosures, how the amount of each adjustment was determined.

29.   In light of the S-corp status of the companies to be acquired, please address if their historical financial statements reflect compensation expense related to current owners and officers. If they do not, please revise the pro forma financial statements to reflect compensation expense that will result from future employment agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ST Pipeline, page 105

30.   In light of the significant impact of major contracts on historical results, please revise MD&A to fully discuss the status of these contracts. Specifically address any remaining contingencies related to these contracts. Specifically disclose the amounts of outstanding receivables at December 31, 2007 that have been collected and that have been billed and collected as of the most recent date practicable. Address the status and expected timing to resolve any remaining receivables or retainages not yet billed or collected.

31.   Under Liquidity and Capital Resources, please describe the reasons for ST Pipeline's significant accounts receivable as a percentage of its total assets.

Critical Accounting Policies – Revenue Recognition, pages 112 and 127

32.   We note the critical accounting policies of ST Pipeline and C.J. Hughes to recognize revenue when services are performed or using the percentage of completion method for fixed price contracts. Please quantify the percentages of revenues represented by fixed price contracts. Also, please describe the general nature of the fixed price contracts and explain how you determined the percentage of completion is appropriate.

Information about C.J. Hughes, page 113

33.   Please disclose how many employees work for C.J. Hughes.

Management's Discussion and Analysis of Financial Condition and Results of Operations of C.J. Hughes, page 119

34.   In light of the significant impact of major contracts on historical results, please revise MD&A to fully discuss the status of these contracts. Specifically address any remaining contingencies related to these contracts. Specifically disclose the amounts of outstanding receivables at December 31, 2007 that have been collected and that have been billed and collected as of the most recent date practicable. Address the status and expected timing to resolve any remaining receivables or retainages not yet billed or collected.

35.   Under Liquidity and Capital Resources, please disclose why cash provided by operating activities decreased in 2007.

Related Party Transactions, page 126

36.   Please describe the purpose of the $6 million advance from a shareholder in greater
       detail, since you disclose that Nitro Electric was acquired for $2.7 million. Also disclose
       whether affiliates of C.J. Hughes still routinely engage in transactions with C.J. Hughes
       in the normal course of business. We note the disclosure on page F-42.

Historical Financial Statements – Energy Services Acquisition Corp.
Balance Sheets, pages F-3 and F-12

37.   Please revise the line item "cash and cash equivalents in trust" to "investments held in
       trust" to correspond to the statements of cash flows and to the related accounting policy
       in note 1.

Note 1. Organization, Business Operations and Significant Policies – Cash and Cash
Equivalents, pages F-8 and F-18

38.   Please revise the accounting policy to conform to the requirements of paragraph 8 of
       SFAS 95.

Historical Financial Statements – ST Pipeline, Inc.
General – Predecessor

39.   Based on the nature of the proposed transaction, it appears to us that ST Pipeline may be
       deemed to be a predecessor, therefore, please address or comply with the following:
       - Ensure that the auditors' report refers to the standards of the PCAOB (US);
       - Provide a pro forma column alongside the most recent historical balance sheet to
         reflect the reduction in equity that will occur as a result of the proposed dividend
         to the current owners (also present these pro forma disclosures on page 20);
       - Provide line items for pro forma income tax expense and pro forma net income
         (based on statutory tax rates) on the face of the historical statements of income.
         The pro forma disclosures are encouraged for all periods presented but are
         required for the most recent fiscal year and any current interim period (also
         present these pro forma disclosures on page 20); and
       - Be advised that in subsequent exchange act filings there can be no lapse in
         audited periods for a predecessor.

Historical Financial Statements – C.J. Hughes Construction Company, Inc.
General – Predecessor

40.   Based on the nature of the proposed transaction, it appears to us that C.J. Hughes may be
       deemed to be a predecessor, therefore, please address or comply with the following:

- Provide an auditors' report as of December 31, 2006 and for the two years then ended;
- Ensure that the auditors rendering opinions are registered with the PCAOB and that their reports refer to the standards of the PCAOB (US);
- Provide a pro forma column alongside the most recent historical balance sheet to reflect the reduction in equity that will occur as a result of the proposed dividend to the current owners (also present these pro forma disclosures on page 20);
- Provide line items for pro forma income tax expense and pro forma net income (based on statutory tax rates) on the face of the historical statements of income. The pro forma disclosures are encouraged for all periods presented but are required for the most recent fiscal year and any current interim period (also present these pro forma disclosures on page 20); and
- Be advised that in subsequent exchange act filings there can be no lapse in audited periods for a predecessor.

Independent Auditors' Report, page F-33

41.   It appears to us that the fourth paragraph of the auditors' report refers to information that isn't included in the proxy statement. Please have the auditors clarify or revise their report accordingly.

Note 2- Summary of Significant Accounting Policies
Principles of Consolidation, page F-38

42.   The disclosure indicates that C.J. Hughes consolidates CRC because CDC is a variable interest entity and C.J. Hughes is the primary beneficiary. If applicable, please revise the statements of income to clarify that "income (loss) attributable to variable interest entity" relates to the minority interest or explain to us how your presentation is appropriate. Also, it appears to us that the allocation of losses to the minority interest has essentially resulted in recording a receivable from the minority interest at December 31, 2007. Please explain to us how and why you determined it is appropriate to continue to allocate losses to the minority interest such that their balance becomes a debit.

Property and Equipment, page F-39

43.   Please disclose the estimated useful lives for each asset type listed on page F-41.

Goodwill, page F-39

44.   Please disclose the factors in the acquisition of Nitro Electric that contributed to a purchase price that resulted in significant goodwill. See paragraph 51(a) of SFAS 141. Also, based on C.J Hughes' designation as a predecessor, please provide the disclosures required by paragraphs 54 and 55 of SAFS 141 and demonstrate to us how you

determined that historical financial statements of Nitro Electric are not required to be included in the proxy statement.

45.   It appears to us that the disclosed accounting policy related to goodwill impairment does not comply with the requirements of SFAS 142. Please clarify or revise as appropriate.

Revenue and Cost Recognition, page F-40

46.   Please confirm and revise the accounting policy to clarify that revenue is calculated by dividing the actual direct costs incurred by the **total** estimated costs to complete the project multiplied by the contract price.

Note 5 – Related-Party Transactions, page F-42

47.   Please disclose the due date of the shareholder advance. If there is no stated due date, please explain to us how and why including the advance in long term debt is appropriate.

Segments and Significant Customers

48.   Please provide all the disclosures required by SFAS 131. In this regard it appears to us that your pipeline construction and electrical construction may each be an operating segment based on the provisions of paragraph 10 of SFAS 131 and that you are required to provide significant customer disclosures based on the requirements of paragraph 39 of SFAS 131.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Schick, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015